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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dreikönigstrasse 37
(No. and Street)

Zurich (City) Switzerland (State) 8022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hanspeter Schiegg 01141 58 283 74 31
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte AG
(Name – if individual, state last, first, middle name)

General Guisan-Quai 38 (Address) Zurich (City) Switzerland (State) 8022 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/10

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Official Certification see reverse side

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

Official Certification

Seen for authentication of the reverse side signature, acknowledged in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn/TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 8th December 2011
BK no. 27468/vw
Fee CHF 30.00

NOTARIAT ZÜRICH (ALTSTADT) Kt. ZÜRICH

NOTARIAT ZÜRICH (ALTSTADT)

M. Müller-Smit, Notary Public

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2011

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2011 CHF	2011 USD
ASSETS		
Cash and cash equivalents	3'435'650	3'674'099
Prepaid expenses	65'795	70'361
Accounts receivable	25'305	27'061
Total ASSETS	3'526'750	3'771'521
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	1'370'384	1'465'494
Accrued taxes	152	163
Liabilities subordinated	935'100	1'000'000
Total LIABILITIES	2'305'636	2'465'657
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each	2'000'000	2'138'809
issued		
outstanding		
authorised		
Additional paid-in capital	2'000'000	2'138'809
Accumulated loss	(2'778'886)	(2'971'753)
Total SHAREHOLDER'S EQUITY	1'221'114	1'305'865
Total LIABILITIES AND SHAREHOLDER'S EQUITY	3'526'750	3'771'521

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2011 CHF	2011 USD
REVENUES		
Commissions	4'760'498	5'090'898
Interest income	11'068	11'836
Trading result, net	(22'231)	(23'774)
Total REVENUES	4'749'335	5'078'960
EXPENSES		
Employee compensation and benefits	2'663'665	2'848'535
Communications	644'313	689'031
Occupancy and equipment cost	146'654	156'832
Interest expense	13'413	14'343
Data processing costs	1'665'944	1'781'568
Other expenses	1'650'721	1'765'288
Total EXPENSES	6'784'709	7'255'598
Loss before taxation	(2'035'374)	(2'176'638)
Taxes	(3'601)	(3'851)
Net loss	(2'038'975)	(2'180'489)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	Total	Share capital 2011	Accumlated Loss
	CHF	CHF	CHF
Beginning balance January 1, 2011	1'260'089	2'000'000	(739'911)
Additional paid-in capital	2'000'000		
Net loss	(2'038'975)		(2'038'975)
Dividend paid to parent			
Ending balance December 31, 2011	1'221'114	2'000'000	(2'778'886)

	USD	USD	USD
Beginning balance January 1, 2011	1'351'880	2'145'693	(793'813)
Impact of exchanges rate movements on opening balances	(4'335)	(6'884)	2'549
Additional paid-in capital	2'138'809		
Net loss	(2'180'489)		(2'180'489)
Dividend paid to parent			
Ending balance December 31, 2011	1'305'865	2'138'809	(2'971'753)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2011

Vontobel Securities Ltd

Balance, beginning and end of year	USD	1'000'000

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2011 CHF	2011 USD
Cash flows from operating activities		
Net loss	(2'038'975)	(2'180'489)
Adjustments to reconcile net income to		
Net cash provided by operating activities:		
Effect of exchange rate changes on cash		(4'335)
Effect of exchange rate changes on subordinated loan	3'000	
Changes in operating assets and liabilities:		
Increase in prepaid expenses	(59'940)	(64'079)
Decrease in accounts receivable	111'582	119'795
Decrease in bank overdraft	(309)	(332)
Decrease in accrued expenses	(206'940)	(226'731)
Increase in accrued taxes	(480)	(515)
Net cash provided by operating activities	(2'192'062)	(2'356'686)
Cash flow from financing activities		
Dividend paid	-	-
Additional paid-in capital	2'000'000	2'138'809
Net cash used in financing activities	2'000'000	2'138'809
Net increase in cash and cash equivalents	(192'062)	(217'877)
Cash and cash equivalents at beginning of year	3'627'712	3'891'976
Cash and cash equivalents at end of year	3'435'650	3'674'099
Additional cash flow information		
Cash paid during the year for:		
Income taxes	-	-

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. The New York branch of the Company which has been liquidated as of December 2002 has been re-established as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd (the Bank). Vontobel Securities Ltd has mainly brokerage and service agreements with the Bank and the Holding whereby the Bank executes transactions and provides related clearing, custodial and administrative services. The Holding renders various services including management support & controlling, corporate identity and project tasks. Rates and fees are set at market rates. Costs are allocated on the basis of cost center allocations, i.e. according to effective consumption or full time equivalents.

Basis of presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of its parent, Swiss Francs. These financial statements are expressed in US dollars for the readers' convenience based on the exchange rate as at December 31, 2011 of CHF 0.93510 per USD 1.00. This convenience translation should not be construed as representation that the Swiss Francs amounts could be converted to US dollars at that rate.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Revenue recognition

Income from services is stated when the services are rendered. Interest income is accrued as earned.

Note 2 - Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The provision for taxes is summarized below:

	CHF	USD
Swiss taxes	3'292	3'520
US taxes	309	331
Total	3'601	3'851

Note 3 – Accumulated loss

The accumulated loss as at December 31, 2011 amounts to USD 2'971'753 (CHF 2'778'886).

Note 4 - Commitments

No material lease commitments to third parties exist at December 31, 2011. However, the Company has entered into service level agreements with the Bank and the Holding for transaction and management services (Note 5).

Note 5 – Related party transactions

The Company was charged USD 3'933'771 (CHF 3'678'469) by affiliates for administrative services, providing transaction services, management support & controlling and rental charges. This amount includes Communication costs, Occupancy and equipment costs, Data processing costs and other expenses. Rental charges relate mainly to office premises and furnishings.

The Company earned USD 5'090'898 (CHF 4'760'498) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement. Rates and fees are set at market rates.

Company cash accounts in the amount of USD 3'587'733 (CHF 3'354'889) are held at the Bank; interest is based on rates paid from the Bank to third-parties. This year's interest income from the Bank amounts to USD 0 (CHF).

The Company has received a subordinated loan of USD 1'000'000 from Vontobel Holding with a scheduled maturity date on October 29, 2015. The interest is based at a rate of Libor +1% per annum. The year's interest expense amounts to USD 14'268 (CHF 13'342).

Note 6 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital (as defined) of USD 1'042'204 of which USD 942'204 was in excess of its required net capital (as defined) of USD 100'000.The Company's net capital ratio (as defined) was 1.41 to 1.

Note 7 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

Note 8 – Additional paid-in capital

The statement of changes in shareholder's equity highlights that a total of CHF 2'000'000 (USD 2'138'809) additional paid-in capital was paid by the shareholder in 2011.

Note 9 – Cash and cash equivalents

As at December 31, 2011 cash and cash equivalents include demand deposits with banks. These are stated at face value.

Note 10 – Accrued expenses

Accrued expenses include compensation and benefits related expenses in the amount of CHF 1'040'554 (USD 1'112'773). The reminder includes accruals for overtime, audit, consulting and administrative expenses.

Note 11 – Other expenses

Other expenses include administrative and service expenses from affiliates and other business expenses.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net Capital	USD
Shareholder's equity	1'305'865
Liabilities subordinated to claims of general creditors	1'000'000
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	(1'069'993)
Prepaid expenses	(5'475)
Accounts receivable	(91'947)
Net capital before haircuts	1'138'450
Less : haircuts on foreign currency assets	(96'246)
Net capital	1'042'204
Computation of basic net capital requirement	
Aggregate indebtedness	
Accrued expenses	1'465'494
Liability for taxes	163
Total aggregate indebtedness	1'465'657
Minimum net capital required (greater of USD 100'000 or 6 2/3 % of aggregate indebtedness)	100'000
Excess net capital	942'204
Ratio of aggregate indebtedness to net capital	1.41 to 1

The Company has classified USD 1'069'993 of its cash balance at the Bank as non-allowable, because this cash is not used to settle operational liabilitites.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2011

The accompanying notes are an integral part of these financial statements.

STATEMENT REGARDING Rule 15c3-3
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (ii) of that rule.

Deloitte.

Deloitte AG
General Guisan-Quai 38
Postfach 2232
CH-8022 Zürich

Tel: +41 (0)44 421 60 00
Fax: +41 (0)44 421 66 00
www.deloitte.ch

Independent auditors' report on internal control required by Sec rule 17a-5(g)(1)

To the Board of Directors and Stockholders of
VONTOBEL SECURITIES LTD, ZURICH

In planning and performing our audit of the financial statements of Vontobel Securities LTD (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

Deloitte.

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte Ltd

Rolf Schönauer
Licensed Audit Expert
Auditor in Charge

Sandro Schönenberger
Licensed Audit Expert

Zurich, February 24, 2012
ROS/SSC/pae

VONTOBEL SECURITIES LTD, ZURICH

Report on Financial Statements and supplemental schedules for the year ended December 31, 2011

Deloitte.

Deloitte AG
General Guisan-Quai 38
Postfach 2232
CH-8022 Zürich

Tel: +41 (0)44 421 60 00
Fax: +41 (0)44 421 66 00
www.deloitte.ch

Independent auditors' report

To the Board of Directors and Stockholders of
VONTOBEL SECURITIES LTD, ZURICH

We have audited the accompanying statement of financial condition of Vontobel Securties Ltd (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAP). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Vontobel Securities Ltd at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte Ltd

Rolf Schönauer
Licensed Audit Expert
Auditor in Charge

Sandro Schönenberger
Licensed Audit Expert

Zurich, February 24, 2012
ROS/SSC/pae